DORCHESTER MINERALS, L.P.
                         3838 Oak Lawn Avenue, Suite 300
                              Dallas, TX 75219-4541


                                January 11, 2007


VIA EDGAR TRANSMISSION


Ms. Lily Dang
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-7010


         Re:      Dorchester Minerals, L.P.
                  10-K for the year ended December 31, 2005
                  Filed March 8, 2006
                  File No. 000-50175

Dear Ms. Dang,

        Dorchester Minerals, L.P. (the "Partnership") has the following response to the engineering comments of the staff of the Securities and Exchange Commission contained in your letter of December 26, 2006. Our responses are numbered to correspond to the numbers used to designate the staff's comments in your comment letter. Pursuant to a January 8, 2007 voicemail message from James Murphy of the staff to Kari Potts of Thompson & Knight LLP, the Partnership understands it is not required to file an amendment to its Form 10-K for the year ended December 31, 2005.

Comment No. 1     Leasing Activity, page 17

        Tell us how you are computing the average royalty percentages that you report for each of the past three years, and contrast these reported averages with the net revenue interests that you list in your table under Drilling Activity.

     Response: The average royalty percentages reflected in the table on page 17 reflect the Partnership's retained royalty share in numerous leases granted by it to third parties, weight averaged by the number of net acres in each such lease. The calculated percentage is derived from the quotient set forth below:

   Average Royalty = sum(net acres leased x royalty share) for all leases
                     ----------------------------------------------------
                             sum(net acres leased) for all leases

     The net revenue interests reflected in the table on page 18 reflect the Partnership's net interest in production revenue in the specific wells listed in such table. The Partnership's net interest in production revenue in any single property is a function of many factors including royalty share retained, undivided mineral or royalty interest, pooling, unitization, and nonparticipating burdens. The wells listed in the table were not drilled on leases included in the average royalty percentage calculation and have no relationship to them.

Comment No. 2     Drilling  Activity, page 18

         You state that you are unable to project whether the EOG operated wells in the T-Patch field will exhibit hyperbolic or exponential decline profiles. Please explain to us the profiles you used to determine the proved reserves associated with this property and the support you have for the underlying projected trend.

     Response: Eight wells in the T-Patch Field were producing to sales as of December 31, 2005, the oldest of which commenced initial sales in December 2004. As a royalty owner, the Partnership has limited access to information. Production histories available from public sources were extremely limited, these were the initial (discovery) wells in the field, thus, there is no analog reservoir, and no volumetric data was available other than log sections. The estimates of proved reserves were based on (a) extrapolation of production data and (b) initial well test data reflected in public filings and reflect a wide range of initial production rates, initial declines and hyperbolic and exponential declines.

Comment No. 3     Oil and Natural Gas Reserves, page 20

     Please expand your disclosure to include the definition of proved reserved, as found in Rule 4-10(a) of Regulation S-X.

     Response:    The Partnership will expand the disclosure in its Form 10-K for the year ended December 31, 2006 (the "2006 10-K") to include the definition of proved reserves, as found in Rule 4-10(a) of Regulation S-X, within the Oil and Natural Gas Reserves narrative in addition to including it within the Glossary of Certain Oil and Gas Terms.

Comment No. 4     Oil and Natural Gas Reserves, page 20

     Please revise your "SEC PV-10" label for your non-GAAP metric to avoid the reference to the SEC, as this is not a measure we prescribe. Expand your disclosure to explain why you are reporting this number, how management uses it, why you believe it is important to investors, and that other companies would not necessarily calculate it the same way as you. Please provide a reconciliation to the most comparable GAAP-based measure, and all other disclosures required under Item 10(e) of Regulation S-K.

     Response: The 2006 10-K will not contain any references to "SEC PV-10" a nd will only refer to the standardized measure.

     Additionally, the Partnership acknowledges that:

o it is responsible for the adequacy and accuracy of the disclosures in the 2006 10-K;

o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the 2006 10-K; and

o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the country-regionplaceUnited States.

         Please direct any questions or additional comments regarding this letter to me at (214) 559-0300.


                                           Very truly yours,


                                           /s/ William Casey McManemin